ISSUER FREE WRITING PROSPECTUS
Dated May 7, 2012
Filed Pursuant to Rule 433
Registration No. 333- 169355

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC.
FREE WRITING PROSPECTUS

American Realty Capital – Retail Centers of America, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on September 14, 2010 and the registration statement became effective on March 17, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated March 31, 2011, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1500554/000114420411015584/v215080_424b3.htm and http://sec.gov/Archives/edgar/data/1500554/000114420412024716/v310573_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication in a Free Writing Prospectus as a precautionary matter.

The article below was originally published online by The Wall Street Journal on May 4, 2012, and also appeared in the May 5, 2012 U.S. edition of The Wall Street Journal, and references the offering of securities of the Company. The article reported on certain statements made by Nicholas S. Schorsch, CEO and Chairman of the Company’s Board of Directors.

The article was not prepared or reviewed by the Company prior to publication. The Wall Street Journal, the publisher of the article, routinely publishes articles on business news. The Wall Street Journal is not affiliated with the Company, and no payment was made nor was any consideration given to The Wall Street Journal by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company. Statements in the articles that are attributed directly to Mr. Schorsch were not intended and should not be considered as offering material.

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The New Nontraded REITs

By A.D. PRUITT

A controversial real-estate investment is getting a makeover—and while the critics still aren't sold, some advisers say it is worth considering for investors comfortable with the risks.

The vehicles, known as “nontraded real-estate investment trusts” because they aren't traded on exchanges, have faced increasing regulatory scrutiny after investors complained of high fees, poor disclosure, frozen redemptions and erratic valuations during the property boom.

In response, many companies that specialize in nontraded REITs are creating new versions with lower fee structures, more redemption opportunities and shares that re-price daily.

In the past nine months, four such REITs have been launched and five more have registered with the Securities and Exchange Commission, according to Robert A. Stanger & Co., a real-estate investment bank in Shrewsbury, N.J. The companies behind these REITs hope to raise $18.3 billion.

Two already have started buying properties. American Realty Capital Daily Net Asset Value Trust, which has raised $7 million, has purchased five properties, including three Family Dollar stores. Cole Real Estate Income Strategy (Daily NAV) has purchased nine properties—mostly housing free-standing Walgreens and CVS stores—for nearly $30 million.

Industry executives say these new nontraded REITs will do a better job of giving investors a way to invest in real estate without the volatility of exchange-traded REITs, which have assets of roughly $500 billion. Like existing nontraded REITs, the new ones are offering attractive initial dividends, such as American Realty Capital's nearly 7% distribution and Cole Real Estate's 5.5% distribution.

But these new structures haven't completely silenced critics, who point out that some fees remain high and investors might still face redemption problems.

Jim Sullivan, a managing director at REIT research firm Green Street Advisors, says investors are still better off investing in a publicly traded REIT. “They are more liquid, they are more transparent and the market tells you every day what they're worth,” he says.

Traded REITs, like nontraded ones, are required to pay at least 90% of their taxable income in the form of dividends. But unlike nontraded REITs, traded REITs' values are set throughout the trading day, giving investors instant transparency.

Nontraded REITs first became popular a decade ago. The pitch: Long-term investors would hold them for seven to 10 years, during which time they would collect attractive dividends. Then the REITs would sell their properties or go public, returning to investors their principal plus any gains. The trade-off was that redemptions would be limited during the lives of the REITs.

But fees were high—as much as 11% in initial sales charges. And only 19 of about 90 have returned investors' principal over the years.

More recently, the vehicles have come under fire for the quarterly valuations they reported. During the downturn, when public REITs reported sharp declines in their share prices, some brokers told investors their nontraded REIT shares had barely changed from their original price.

Critics didn't think this was possible and, as regulatory scrutiny of the products’ valuation methods increased, it turned out the critics were often right. For example, one nontraded REIT that specialized in shopping centers, Retail Properties of America, told investors last fall their shares were worth $6.95 each.

Last month, when the company converted to a traded company, the shares were valued at $3.20 before a reverse stock split. Retail Properties declined to comment.

In the new crop of nontraded REITs, the fee structure has been changed. For example, in the American Realty vehicle, investors have a choice: If they buy shares from a broker, they pay a 7% upfront sales fee. If they buy from an investment adviser, they pay no upfront commission. Rather, the REIT pays an annual fee of 0.7%, which goes toward paying investment advisers.

All the new REITs value their shares daily. And redemptions will likely be easier. Some will be setting aside some of the capital they raise for this purpose. For example, Cole will allocate 10% of the first $1 billion raised for redemptions and 5% thereafter. American Realty will set aside up to 20% of the capital they raise for this purpose.

The changes show that the industry is ridding itself of “bad habits and poorly structured products,” says Nicholas Schorsch, chief executive of American Realty Capital. “Sponsors who didn't adapt to change will fade away or close down.”

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American Realty Capital – Retail Centers of America, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital – Retail Centers of America, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

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